Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Knoll, Inc. for the registration of common stock; preferred stock; depositary shares; warrants to purchase common stock, preferred stock, depositary shares or debt securities; subscription rights to purchase common stock, preferred stock, depositary shares or debt securities; debt securities; share purchase contracts; share purchase units; and units and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements and schedule of Knoll, Inc., and the effectiveness of internal control over financial reporting of Knoll, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

August 20, 2009